Dolly Varden Silver Increases Scope of 2025 Kitsault
Valley Drill Program to 55,000 Meters, Adds Fifth Drill

Vancouver, British Columbia - July 24, 2025 - Dolly Varden Silver Corporation (TSX-V: DV | NYSE MKT: DVS | FSE: DVQ) (the "Company" or "Dolly Varden") has increased the previously announced 35,000 meter, drill program to 55,000 meters. Drilling will prioritize the Wolf vein extension, where the Company continues to intersect mineralization on step outs and infill drilling as well as testing multiple silver, gold and copper exploration targets at the Kitsault Valley and Big Bulk Projects.

"With the strong support of our shareholders in the recently completed financing, Dolly Varden is well positioned to significantly expand its exploration drilling based on a strong start to the season, enabling us to test key exploration targets and continue expanding the high-grade silver zone at the Wolf Vein" states Shawn Khunkhun, president and CEO of Dolly Varden Silver.

The company is well into the drilling program with approximately 17,000 meters already completed, with testing priority exploration targets at the Moose, Chance and Red Point Prospects.  Additionally, systematic step-outs at the Wolf Vein, where alteration and structural studies suggest that vein mineralization at Wolf is becoming increasingly robust with a higher temperature alteration signature towards the southwest, as it approaches the projection of the Central Valley/Moose Lamb, basin bounding fault system that connects through from the Torbrit Silver Deposit.

A fifth drill rig has been mobilized to the Project, drilling at the Big Bulk copper-gold porphyry system located 10 kilometers east of the Torbrit silver deposit. Two drills remain on Wolf vein directional drilling, testing down plunge and stepping out in search of the mid-valley structural intercept. The other two drills are currently at the Homestake Silver deposit after completing several exploration holes at Red Point, Chance and the Moose Vein.

In addition to the drilling increase, our geological team has been able to intensify geological field work including mapping and sampling of underexplored areas on the recently consolidated claim packages, now totaling 100,000 Ha of prospective Hazelton formation rocks. This work will develop drill targets for late 2025 and 2026 exploration programs.

Figure 1.  Dolly Varden Silver's Kitsault Valley Project and Big Bulk Project including target areas for the 2025 drill program.

Directional Drilling

By shifting the focus from total meterage to strategically placed intercepts, Dolly Varden is executing a more precise and sustainable drilling strategy. The directional drilling has allowed the Company to decrease total meters drilled by utilizing the same mother hole numerous times. The 55,000 meters is estimated using the total length of each drill hole as if each hole started from surface. Since the total meterage estimate includes those "re-drilled" mother hole lengths actual meters of new core will be in the order of 41,000 meters, thus achieving the same number of mineralized intercepts while drilling significantly fewer meters at Wolf and Homestake Silver.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden, the "Qualified Person" as defined by NI 43-101 has reviewed and approved the scientific and technical information contained in this news release.  Rob van Egmond, P.Geo. is not independent of the Company in accordance with NI 43-101.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. Including the Kitsault Valley Project, the Company has consolidated approximately 100,000Ha of prospective tenure in the Golden Triangle with 5 past producing high-grade silver mines including Dolly Varden, Torbrit, Porter Idaho, Mountain Boy and Esperanza historic mines. The 163 sq. km. Kitsault Valley Project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", "prospective" and similar expressions. Forward-Looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements, including, without limitation, risks associated with the speculative nature of exploration and development of minerals; the anticipates substantial future capital expenditures associated with the exploration and development of its assets and there can be no assurance that debt or equity financing will be available; inherent competition in the mining industry; risks associate with volatility in mineral prices; risks inherent in the estimation of mineral resources; environmental risks associated with the exploration and development of mineral properties; the Company is reliant on key personnel; risks associated with working in remote regions; risks associated with maintaining positive community relations; and the other risks disclosed in the Company's annual information form ("AIF") dated April 30, 2025 for the year ended December 31, 2024, which is available on SEDAR+ at www.sedarplus.ca, and in the Company's Form 40-F registration statement as filed with the U.S. Securities and Exchange Commission, which is available on EDGAR at www.sec.gov. The risk factors identified in the Company's public filings are not intended to represent a complete list of factors that could affect the Company. Forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to satisfy the requirements of listing and registration, and to successfully pursue its current development plans, that future sources of funding will be available to the Company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com.